                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ____________

                                  SCHEDULE 13D
                               (Amendment No. 2)

                   Under the Securities Exchange Act of 1934

                   TUBOSCOPE VETCO INTERNATIONAL CORPORATION
--------------------------------------------------------------------------------
                              (Name of the Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  898 600 101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Y.L. Loh
                              9, Lorong Tukang Dua
                                 Singapore 2261
                                011-65-734-5022
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 17, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [_].



                               Page 1 of 7 Pages
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-----------------------                                  ---------------------
  CUSIP NO. 898 600 101              13D                   PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Panmell (Holdings) Limited

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

                OO

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT [_]
 5    TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                Hong Kong

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                          SOLE VOTING POWER
                     7
     NUMBER OF
                                2,031,991
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                2,031,991
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,031,991
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [_]
12    SHARES


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      4.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      CO
------------------------------------------------------------------------------
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-----------------------                                  ---------------------
 CUSIP NO. 898 600 101               13D                   PAGE 3 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                Y.L. Loh
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

-------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4

                AF
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          [_]
 5    PURSUANT TO ITEMS 2(d) OR 2(e)


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

                Singapore
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                                2,031,991
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY                   None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                                2,031,991
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                                None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,031,991
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [_]
12    SHARES


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

      4.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      IN
------------------------------------------------------------------------------

-----------------------                                  ---------------------
 CUSIP NO. 898 600 101               13D                   PAGE 4 OF 7 PAGES
-----------------------                                  ---------------------


ITEM 1.  SECURITY AND ISSUER.

     This Amendment No. 2 to statement on Schedule 13D (the "Amendment") relates to the Common Stock, par value $.01 per share (the "Common Stock") of Tuboscope Vetco International Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2835 Holmes Road, Houston, Texas 77051.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Amendment is filed jointly by Panmell (Holdings) Limited ("Panmell") and Y.L. Loh. This Amendment amends and restates the statement on Schedule 13D filed by Panmell and Y.L. Loh, as amended by Amendment No. 1 filed by Panmell and Y.L. Loh on May 31, 1996. This Amendment adjusts the number of shares beneficially owned by the reporting persons to reflect sales by Panmell of 405,871 shares of Common Stock in the aggregate, since the filing of Amendment No. 1 to the statement on Schedule 13D. This Amendment is the final amendment to the statement on Schedule 13D for the reporting persons and their filing obligations are terminated under Regulation 13-D with respect to their beneficial ownership of Common Stock of the Issuer because the number of shares of Common Stock of the Issuer beneficially owned by the reporting persons has dropped below 5%.

     Panmell is a corporation organized under the laws of Hong Kong. Panmell's principal business is to serve as a holding company for certain investments of the Loh family. Panmell's majority shareholder is Y.L. Loh. The address of the principal business and principal offices of Panmell is 905 Silvercord, Tower 2, 30 Canton Road, Tsimshatsui, Kowloon, Hong Kong.

     Mr. Y.L. Loh is a majority shareholder of Panmell and a director. As such, Mr. Loh controls Panmell. Mr. Loh's principal occupation is the management of his family's investments. Mr. Loh is a citizen of Singapore and his business address is 9, Lorong Tukang Dua, Singapore 2261.

     Ms. Lohsook Min is a director of Panmell and her principal occupation is her service as a director of Panmell. Ms. Min's residence and business address is 37 Jalan Hikayat, Singapore 27. Ms. Min is a citizen of Singapore.

     Except as set forth above there are no other (i) directors of Panmell, (ii) executive officers of Panmell, (iii) persons who control Panmell or (iv) executive officers or directors of any corporation or other person that is ultimately in control of Panmell.

     During the past five years, none of the foregoing parties has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the foregoing parties is, and during the last five years none of such parties has been, party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such law.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Panmell acquired beneficial ownership of its shares of Common Stock through the conversion of 7,508,853 shares of its Common Stock of D.O.S. Ltd. into 3,487,862 shares of Common Stock pursuant to the merger of D.O.S. Ltd., Grow Acquisition Limited, a wholly-owned subsidiary of the Issuer ("Subsidiary Guarantor"), and the Issuer (the "Merger"). The Merger was consummated on April 24, 1996 pursuant to an Agreement and Plan of Merger dated as of January 3, 1996 among the Issuer, Subsidiary Guarantor and D.O.S. Ltd.

ITEM 4.  PURPOSE OF TRANSACTION.

     The shares of Common Stock of the Issuer owned by Panmell were acquired pursuant to the Merger. Since the filing of Amendment No. 1 to the statement on
Schedule 13D, Panmell has made sales of 405,871 shares of Common Stock in the open market through brokerage transactions in compliance with Rules 144 and 145 promulgated under the Securities Act of 1933, as amended. See "Item 5. Interest in Securities of the Issuer." Subject to stock
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 CUSIP NO. 898 600 101               13D                   PAGE 5 OF 7 PAGES
-----------------------                                  ---------------------


market conditions, the price of the Common Stock and other considerations, Panmell presently intends to sell, in open market transactions or otherwise, shares of Common Stock of the Issuer that it owns. Because Panmell is deemed an affiliate of D.O.S. Ltd., sales by Panmell of its shares of Common Stock will be subject to Rule 145, as promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and certain other restrictions under the Securities Act. The number of shares of Common Stock to be sold by Panmell, and the time period during which such shares will be sold or distributed, will depend on various factors, including those enumerated above and other considerations which Panmell may deem relevant. Panmell intends to review its investment in the Issuer on a continuing basis and, depending upon the price of the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to stop selling its Common Stock or increase the number of shares of Common Stock to be sold.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Pursuant to the Issuer's Quarterly Report on Form 10-Q for the three month period ended March 31, 1997 (the "Form 10-Q") as filed with the Securities and Exchange Commission, 43,563,837 shares of Common Stock were issued and outstanding as of March 31, 1997.

     The shares of Common Stock owned by Panmell may be deemed to be beneficially owned by the other reporting persons set forth herein. Of the 3,487,862 shares of Common Stock issued to Panmell in conjunction with the Merger, Panmell currently owns 2,031,991 shares. During the past sixty days, 91,000 shares have been sold by Panmell in the open market through brokerage transactions in the amounts, prices and the dates set forth below:


DATE OF SALE    NUMBER OF SHARES SOLD  PRICE PER SHARE
--------------  ---------------------  ---------------
   6/10/97            10,000               $16.12
   6/10/97             3,000                16.25
   6/11/97             7,000                16.25
   6/12/97             5,000                16.12
   6/17/97            25,000                16.12
   6/17/97             5,000                16.25
   6/20/97             1,000                15.00
   6/23/97            10,000                16.87
   6/24/97             5,000                16.93
   6/24/97            10,000                17.00
   6/24/97            10,000                17.12

The remaining 2,031,991 shares of Common Stock owned by Panmell constitute approximately 4.7% of the total issued and outstanding shares of Common Stock at March 31, 1997.

     Y.L. Loh does not directly own any securities of the Issuer, but, because Mr. Loh is the majority shareholder and director of, and controls Panmell, he may be deemed to own all of the securities of the Issuer owned by Panmell. As a result, Mr. Loh may be deemed to beneficially own 2,031,991 shares of Common Stock constituting approximately 4.7% of the total issued and outstanding shares of Common Stock as of March 31, 1997.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Pursuant to the Merger Agreement, Panmell entered into a Registration Rights Agreement (the "Registration Rights Agreement"), among the Issuer, SCF III, L.P., D.O.S. Partners, L.P., Actinium Holding Corporation ("Actinium") and Kadoorie McAulay International Ltd. ("KMIL"). Panmell was granted certain piggyback and demand registration rights, subject to certain terms and conditions to register for resale the shares of Common Stock that Panmell received in the Merger. After the first anniversary date of the Registration Rights Agreement, the holder or
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-----------------------                                  ---------------------
 CUSIP NO. 898 600 101               13D                   PAGE 6 OF 7 PAGES
-----------------------                                  ---------------------


holders of a majority of the Common Stock held in the aggregate by KMIL, Actinium and Panmell have the right to demand a registration under the Securities Act of 1933, as amended, of all or a part of the shares of Common Stock held by such group.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.
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-----------------------                                  ---------------------
 CUSIP NO. 898 600 101               13D                   PAGE 7 OF 7 PAGES
-----------------------                                  ---------------------


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PANMELL (HOLDINGS) LIMITED



           6/24/97                  By: /s/ Y.L. LOH
-----------------------------          -------------------------------
            Date                        Name:  Y.L. Loh
                                        Title: Director



           6/24/97                      /s/ Y.L. LOH
-----------------------------          -------------------------------
            Date                        Y.L. Loh



     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

 ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
                             CRIMINAL VIOLATIONS
                             (SEE 18 U.S.C. 1001)